March 06, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, DC 20549-7010

Attn: Karl Hiller

Re:	United Refining Company

Form 10-K for the Fiscal Year August 31, 2006

Filed November 29, 2006

File No. 001-06198

Dear Mr. Hiller:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on February 26, 2007 (the “Staff Letter”) with respect to the annual report on Form 10-K (the “Annual Report”) filed by United Refining Company (“URC” or the “Company”) on November 29, 2006. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Form 10-K for the Fiscal Year Ended August 31, 2006

General

1. Certain comments written on your annual report on Form 10-K also pertain to the annual reports filed by your subsidiary guarantors. Please make corresponding changes to all affected documents.

Your comment is duly noted. To the extent responses to comments on the Company’s Annual Report also pertain to the annual reports filed by our subsidiary guarantors, corresponding changes will be made to all affected documents.

Box 780 • Warren, Pennsylvania 16365 • 814-726-4674 • FAX 814-726-4879

Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 27

2. Within the document you refer to potential commitments for capital and other expenditures which you have not discussed within MD&A. For example, on page 11 you state that you anticipate you will be required to make a capital investment before 2008 to comply with the final phase of the low sulfur fuel requirements for gasoline. In addition, on page 15 you include a risk factor indicating your pension plans are currently unfunded and additional future contributions may be necessary. Please expand your discussion to address all potentially material commitments for capital and other expenditures that you believe may impact your future liquidity and capital resources. Please refer to FRC 501.13.a for additional guidance.

We anticipate a capital investment will be required before 2008 to comply with the final phase of the low sulfur fuel requirements for gasoline. Capital expenditures required for achieving compliance with the Renewable Fuels Standard and the MSAT II Rule are currently being reviewed by refinery engineers. The current estimate for capital expenditures to meet this compliance is approximately $10.5 million and it is presently contemplated that it will be funded from cash flows from operations.

Primary sources of liquidity have been cash and cash equivalents, cash flows from operations and borrowing availability under a revolving line of credit. We believe available capital resources will be adequate to meet our capital expenditure requirements for existing operations. We continuously evaluate our capital budget; however, management does not foresee any increase in maintenance and non-discretionary capital expenditures during fiscal 2007 that would impact future liquidity or capital resources.

Substantially all of our employees are covered by three noncontributory defined benefit pension plans. As of August 31, 2006, as measured under FAS 87 (see also Note 14 to Consolidated Financial Statements, Item 8), the aggregate accumulated benefit obligation under our pension plans was approximately $58.7 million and the value of the assets of the plans was approximately $45.1 million. In fiscal 2006, we contributed $4.4 million to the three plans, and we have made additional contributions to our pension plans of $6.2 million in fiscal year 2007. Projected contributions for the remainder of fiscal 2007 and fiscal 2008 are $0 and $.9 million, respectively. If the performance of the assets in our pension plans does not meet our expectations or if other actuarial assumptions are modified, our contributions for the future years could be higher than we expect.

3. We note your disclosure in which you state you reported a cash outflow from working capital items for the fiscal year ended August 31, 2006 primarily due to increases in accounts receivable and inventory. Please expand your disclosure to explain why inventory increased $57.5 million during the year. In addition, please disclose how the cash flows from financing activities impacted your liquidity. In this regard, we note you paid a significant dividend to your sole shareholder during 2006. Refer to FRC 501.13.b. for additional guidance.

The $57.5 million increase in inventories was the result of an increase in both inventory volume and price. Crude and refined product inventory increased approximately 679,000 barrels and 270,000 barrels, respectively, from fiscal year end 2005 to fiscal 2006. Pricing also increased for both crude and refined product inventory.

This increase in pricing is evidenced by crude oil and refined product contracts traded on The New York Mercantile Exchange (NYMEX). The monthly average crude oil price increased from $50.31/bbl in fiscal 2005 to $65.32/bbl in fiscal 2006, a $15.32/bbl or 30% increase. Similarly, refined products trading for gasoline and distillate on the NYMEX increased $.48 and $.45 per gallon respectively, from a monthly average of $1.39 to $1.87 for gasoline and from $1.42 to $1.87 for distillate products.

For fiscal 2006, net cash used in financing activities was $27.8 million. Of this amount, $25.8 million was a dividend paid to the Company’s stockholder in accordance with the Company’s Senior Unsecured Note indenture. While this use of cash reduced the Company’s liquidity, it did not impair the operations of the Company. The Company’s liquidity position remained strong throughout fiscal 2006 as evidenced by the fact that there were no borrowings under the $100 million Revolving Credit Facility from May 2006 through August 2006. As of August 31, 2006, we had outstanding standby letters of credit of $.4 million with no borrowings resulting in a net availability of $99.6 million.

Note 1—Description of Business and Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

4. We note your accounting policy in which you disclose that you recognize revenues from wholesale sales upon shipment or when title passes. Generally revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed and determinable, and

•	Collectibility is reasonably assured.

A necessary element of the delivery criterion is the transfer of a product’s title. Please explain to us under what circumstances you recognize revenue from the sale of a product prior to the transfer of its title. Further, detail for us how you have met all the criteria set forth above, specifically the delivery criterion to support the recognition of revenue for this type of sale. Please refer to SAB 101 and the Frequently Asked Questions and Answers about SAB 101 for further clarification.

Revenues for products sold by the wholesale segment are recorded upon delivery of the products to our customers, which is at the point at which title to those products is transferred and when payment has either been received or collection is reasonably assured. At no point do we recognize revenue from the sale of product prior to transfer of its title. Title to product is transferred to the customer at the shipping point, under pre-determined contracts for sale at agreed upon or posted prices to customers of which collectibility is reasonably assured.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any further questions or comments you may have.

Very truly yours,

UNITED REFINING COMPANY

/s/ James E. Murphy
James E. Murphy
Vice President and Chief Financial Officer

cc:	Martin R. Bring, Esq.

Maria Karalis